UNITED STATES
  SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A
or
☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:  June 30, 2020

GK Investment Holdings, LLC
(Exact name of issuer as specified in its charter)

Delaware	47-5223490
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

257 East Main Street, Suite 200 Barrington, Illinois 60010
(Full mailing address of principal executive offices)

(847) 277-9930
(Issuer’s telephone number, including area code)

Item 1.   Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward Looking Statements

This Semi-Annual Report on Form 1-SA of GK Investment Holdings, LLC, a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward- looking statements.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

All figures provided herein are approximate.

General

We are focused on acquiring income producing commercial rental properties for the purpose of holding and operating the acquired properties, and if the need arises, to redevelop the rental properties for an alternative use other than the intended use at the time of acquisition. We expect that most of the acquired assets will be held through wholly owned or majority owned subsidiaries and the assets will be acquired by assuming either existing financing secured by the asset or by borrowing new funds.

We filed an offering statement on Form 1-A, or the Offering Statement, with the United States Securities and Exchange Commission, or the SEC, on December 23, 2015, which offering statement was qualified by the SEC on September 30, 2016. On September 29, 2017 we filed the First Post-Qualification Amendment to the Offering Statement extending the offering termination date to September 30, 2018 and updated certain other information. The Offering Statement was subsequently requalified by the SEC on October 30, 2017. On September 28, 2018 we filed the Second Post-Qualification Amendment to the Offering Statement extending the offering termination date to September 30, 2019 and updated certain other information. The Offering Statement was subsequently requalified by the SEC on October 19, 2018. Pursuant to the Offering Statement and its subsequent amendments, we offered up to a maximum of $50,000,000 of 7% unsecured bonds, or the Bonds. The purchase price per Bond is $1,000, with a minimum purchase amount of $5,000. The Bonds were offered at a 3-5% volume-weighted discount to the public price for purchases of 20 Bonds or greater. On April 30, 2019, we terminated the offering and as of such date of termination, we had sold $33,421,000 of Bonds.

We are managed by GK Development, Inc., or GK Development, a real estate acquisition, development and management company located in Barrington, Illinois, formed in 1994. We benefit from GK Development’s real estate operating and leasing skills, including releasing, redeveloping, renovating, refinancing, repositioning and selling.

Lake Mead Crossing

On November 12, 2015, we acquired, through wholly owned subsidiaries, a commercial rental property located in Henderson, Nevada, known as Lake Mead Crossing, for a total purchase price of $42,065,000, excluding prorations. Upon acquisition, Lake Mead Crossing consisted of multiple buildings aggregating approximately 220,000 square feet of rentable commercial space. Lake Mead Crossing is part of a larger shopping center shadow anchored by a Target consisting of approximately 152,000 square feet. Lake Mead Crossing is owned by two of our subsidiaries, Lake Mead Partners, LLC, or LM Partners, and Lake Mead Development, LLC, or LM Development. Lake Mead Parent, LLC, or LM Parent, which is our wholly-owned subsidiary, is the sole member of LM Partners. Upon acquisition, LM Partners owned a portion of Lake Mead Crossing, consisting of approximately 152,000 square feet of rentable commercial space. Upon acquisition, LM Development, owned the other portion of Lake Mead Crossing consisting of approximately 60,000 square feet of rentable commercial space.

Lake Mead Crossing was purchased with the use of mortgage debt and mezzanine debt. LM Partners received mortgage debt of $30,000,000 from Nevada State Bank of which $29,500,000 was funded on the acquisition of Lake Mead Crossing and the unfunded balance of $500,000 was funded into the tenant improvement reserve, to be used to fund leasing commissions and tenant improvements approved by the lender, and LM Development received mortgage debt of $2,700,000 from Barrington Bank & Trust Co., N.A., or Barrington Bank. In addition to the mortgage financing, LM Partners and LM Development entered into mezzanine loan agreements with GK Development and GK Secured Income IV, LLC or GKSI IV, an affiliate of GK Development. The mezzanine loan agreement with GKSI IV is in the maximum amount of $10,500,000 at 8% interest, or the GKSI IV Loan, allocated between LM Parents and LM Development, of which $0 was outstanding as of June 30, 2020 and 2019. We ultimately repaid an aggregate of $13,360,704 on the GKSI IV Loan, including $9,978,483 in principal, $1,889,486 as a yield maintenance fee relative to the prepayment of the GKSI IV Loan, and $1,492,735 in an elective funding of a shortfall return to GKSI IV’s investors. The mezzanine loan agreement with GK Development is in the maximum amount of $2,608,100, or the GK Development Loan I, allocated between LM Partners and LM Development, all of which was repaid as of June 30, 2019.

After the acquisition of Lake Mead Crossing, our Company, through LM Partners, entered into a Purchase and Sale Agreement with Pacific Dental Services, LLC, or PDCS, a former tenant in Lake Mead Crossing, whereby LM Partners agreed to sell to PDCS the building partially occupied by PDCS, containing approximately 7,790 rentable square feet, for $4,000,000, excluding prorations. The sale closed on March 20, 2017 and resulted in a gain of $1,738,882. $2,700,000 of the sale proceeds was used to reduce the outstanding principal balance on the Nevada State Bank note payable and $980,000 of the sales proceeds was used to reduce the outstanding principal balance on the GK Development Loan I.

As of June 30, 2020, the portion of Lake Mead Crossing owned by LM Partners is 100% leased and the portion of Lake Mead Crossing owned by LM Development is 50.7% leased.

We used Bond proceeds to repay the GK Development Loan I in 2017.

2700 Ygnacio

On January 30, 2017, our Company, through 2700 Ygnacio Partners, LLC, a wholly-owned subsidiary of our Company, or Ygnacio Partners, acquired an office building located at the corner of North Via Monte and Ygnacio Road in Walnut Creek, California, or 2700 Ygnacio, from an unaffiliated seller for $14,905,290, excluding prorations. 2700 Ygnacio is a three-story, Class A office building with approximately 108,000 rentable square feet.

The purchase of 2700 Ygnacio was financed using (i) a first mortgage loan in the amount of $11,325,000 from Mutual of Omaha Bank, of which $500,000 was used to fund an account to be used to fund leasing commissions and tenant improvements approved by the lender, (ii) an interim loan from GK Development of $2,305,000, or the GK Development Loan II, and (iii) proceeds from this offering of
$1,750,000.

We used Bond proceeds to repay the GK Development Loan II in 2017.

As of June 30, 2020, 2700 Ygnacio is 29% leased to numerous tenants and the leases are expiring on various dates between 2020 and 2024. Corrollo Engineers was the anchor tenant on the property, occupying 37,156 rentable square feet, or 34.41% of the property, under a lease that expired on October 31, 2019 and was not renewed.

On July 25, 2020, the Company sold the property for $15,700,000 and the net proceeds were used to repay the mortgage note payable in the approximate amount of $10,427,000, accrued interest of $30,000 and a prepayment penalty of $104,000. Net proceeds of approximately $4,692,000 were received by the Company, after satisfaction of closing costs and prorations. Included in the closing costs was a disposition fee paid to GK Development, Inc. of $314,000. The Company will recognize a gain of approximately $3,429,000 from the sale in July 2020.

LA Fitness Center

On May 31, 2019, our Company formed GK Clearwater LA Fitness LLC, an Illinois limited liability company (“Clearwater LA Fitness”), as a wholly-owned subsidiary for the purpose of acquiring a fee interest in certain real property located in a portion of the Clearwater development in Oak Brook, Illinois (the "LA Fitness Center") through a special purpose entity.

On July 9, 2019, Clearwater LA Fitness acquired the LA Fitness Center in Oakbrook, Illinois for approximately $15,511,026. After pro-rations and closing costs, the acquisition was financed using (i) $6,241,159.32 in cash, and (ii) notes to KeyBank National Association in total principal amount of $9,269,866.35 with the maturity date on July 9, 2022. The note is secured by the property and a limited recourse guaranty of an individual related to the Manager.

Financial Summary

For the six-month period ended June 30, 2020, we had revenue of $2,896,842, consolidated net loss before depreciation and amortization of $792,455 and consolidated net loss of $1,729,294.

For the six-month period ended June 30, 2019, we had revenue of $3,005,826, consolidated net loss before depreciation, amortization of $431,750 and a consolidated net loss of $1,693,968.

Operating Results

We operate on a calendar year. Set forth below is a discussion of our operating results for the first half of 2020, from January 1, 2020 to June 30, 2020.

As of June 30, 2020, we had the following three assets, (i) a commercial rental property located in Henderson, Nevada, known of Lake Mead Crossing, which consists of multiple buildings aggregating approximately 152,000 square feet of rentable commercial space and (ii) a Class A office building located in Walnut Creek, California consisting of approximately 152,000 square feet of rentable commercial space and (iii) commercial rental property located in Oak Brook, Illinois, which consists of a two-story retail building with approximately 49,600 square feet of rentable commercial space.

Lake Mead Crossing was purchased on November 12, 2015 and GK Development, Inc. assumed management responsibilities on May 1, 2016.

2700 Ygnacio was purchased on January 30, 2017 and GK Development, Inc. assumed management responsibilities on that acquisition date. Ygnacio was sold on July 25, 2020.

Clearwater was purchased on July 9, 2019 and GK Development, Inc. assumed management responsibilities on that acquisition date.

In the six-month period from January 1, 2020 through June 30, 2020, our total revenues from operations amounted to $2,896,842. Operating costs for the same period, including depreciation and amortization is $1,937,909. Our net operating income before interest expense and miscellaneous income is $958,933. Our consolidated net loss, amounted to $1,729,294.

We are working diligently to identify assets in our target asset class and to acquire such assets in the timeframe that is customary in the real estate industry.

Liquidity and Capital Resources

As of June 30, 2020, we had cash on hand of $1,604,086 and restricted cash (funded reserves) of $188,458. The funded reserves are comprised of tenant improvement reserves of $188,458, which is required as a condition precedent of the mortgage loans payable

We offered investors the opportunity to purchase up to a maximum of $50,000,000 of Bonds. On April 30, 2019, we terminated the offering and as of such date of termination, we had sold $33,421,000 of Bonds. The Bonds, which bear interest at a fixed rate of 7% per annum, will mature on September 30, 2022. The proceeds from the offering received to date have been used for the acquisitions of 2700 Ygnacio and LA Fitness Center, to partially repay the loans from GK Development and to pay down GKSI IV Loan, related to our acquisition of Lake Mead Crossing.

The loan from Barrington Bank was previously scheduled to mature on November 12, 2017, however, a loan modification agreement was entered into extending the loan to November 12, 2022, under the same terms and conditions.

As of June 30, 2020, $33,421,000 of Bonds had been sold.

Trend Information

On April 30, 2019, we terminated the offering and as of such date of termination, we had sold $33,421,000 of Bonds in the offering. We have used the net proceeds from the offering to pay down existing indebtedness and pursue acquisitions of commercial real estate assets in our target asset class and thereby increase cash flows.

As a result of the global outbreak of a new strain of coronavirus, COVID-19, economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of the outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to our future financial results. We are unable to quantify the impact COVID-19 may have on us at this time.

Item 2. Other Information

None.

Item 3.    Financial Statements

GK Investment Holdings, LLC
Consolidated Balance Sheets
June 30, 2020 and December 31, 2019

	(Unaudited) June 30, 2020	December 31, 2019
ASSETS
Rental properties	$55,506,049	$55,511,603
Less: Accumulated depreciation	4,962,337	4,325,265
	50,543,712	51,186,338

Assets held for sale	12,266,488	12,358,503
Cash	1,604,086	2,533,193
Accounts receivable - tenants	803,005	313,166
Deferred rent receivable	256,624	209,407
Deferred leasing costs - Net	701,053	796,963
Lease intangibles - Net	2,175,286	2,418,269
Restricted cash - funded reserves	188,458	172,537
Other assets	71,932	29,118

Total assets	$68,610,644	$70,017,494

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)

LIABILITIES
Notes payable - Net	$35,361,872	$35,402,902
Bonds payable - Net	30,580,660	30,073,701
Liabilities associated with assets held for sale	10,628,937	10,621,884
Lease intangibles - Net	1,053,989	1,148,889
Accrued interest	143,159	225,419
Other accrued liabilities	310,096	340,272
Other liabilities	140,265	83,467

Total liabilities	78,218,978	77,896,534

Commitments and Contingencies (Notes 6, 7, 8 and 9)	-	-

Members' Equity (Deficit)
Members' Equity (Deficit)	(9,608,334)	(7,879,040)

Total liabilities and members' (deficit)	$68,610,644	$70,017,494

GK Investment Holdings, LLC
Consolidated Statements of Operations (Unaudited)
Six Months Ended June 30, 2020 and 2019

	(Unaudited)	(Unaudited)
	2020	2019

Revenues	$2,896,842	$3,005,826

Operating Expenses
Operating expenses	543,946	517,338
Insurance	82,678	54,853
Management fees	110,146	129,528
Professional fees	82,886	178,966
Real estate taxes	181,404	204,946
Depreciation and amortization	936,849	1,262,218
	1,937,909	2,347,849

Operating Income	958,933	657,977

Other Income and (Expense)
Interest income	-	135
Interest expense	(2,728,792)	(2,356,945)
Miscellaneous income	40,565	4,865
	(2,688,227)	(2,351,945)

Consolidated Net Loss	$(1,729,294)	$(1,693,968)

In the opinion of management all adjustments necessary in order to make an interim financial statement not misleading have been included.

GK Investment Holdings, LLC
Consolidated Statements of Members' Equity (Deficit)
Six Months Ended June 30, 2020 and for the Year Ended December 31, 2019

	(Unaudited)
	June 30, 2020	December 31, 2019

Balance - Beginning of Period	$(7,879,040)	$(4,449,074)

Consolidated Net Loss	(1,729,294)	(3,429,966)

Balance - End of Period	$(9,608,334)	$(7,879,040)

GK Investment Holdings, LLC
Consolidated Statements of Cash Flows (Unaudited)
Six Months Ended June 30, 2020 and 2019

	(Unaudited)	(Unaudited)
	2020	2019
Cash Flows from Operating Activities

Consolidated Net Loss	$(1,729,294)	$(1,693,968)
Adjustments to reconcile consolidated net loss to net cash provided by operating activities:
Depreciation and amortization	936,849	1,262,218
Amortization of above-market leases	44,670	132,648
Accretion of below-market leases	(94,900)	(181,777)
Deferred rent receivable (straight-line rent adjustment)	(47,217)	(89,659)
Amortization of debt issuance costs and debt discount	122,975	72,543
Amortization of bond issuance costs and bond discount	506,958	418,008
Changes in:
Accounts receivable - tenants	(489,839)	58,228
Due from affiliate	-	(97,524)
Other assets	(42,814)	(588,580)
Prepaid rent	-	(85,110)
Accrued interest	(3,342)	21,196
Other accrued liabilities	(30,175)	(132,697)
Other liabilities	56,798	(6,016)
Assets held for sale	92,015	-
Liabilities associated with assets held for sale	123,392	-

Net cash (used in) operating activities	(553,924)	(910,490)

Cash Flows from Investing Activities
Additions to rental properties	-	(16,389)
Payments of deferred leasing commissions	-	(191,800)

Net cash provided by (used in) investing activities	-	(208,189)

GK Investment Holdings, LLC
Consolidated Statements of Cash Flows (Unaudited)
Six Months Ended June 30, 2020 and 2019

	(Unaudited)	(Unaudited)
	(Continued)	(Continued)
	2020	2019

Cash Flows from Financing Activities
Payments of notes payable	$(219,958)	$(528,764)
Payments of notes payable associated with assets held for sale	(139,304)	-
Proceeds from bonds payable, net of discount	-	8,423,672
Redemption of bonds payable	-	(263,300)
Payment of bond issuance costs	-	(641,182)

Net cash (used in) provided by financing activities	(359,262)	6,990,426

Net (Decrease) Increase in Cash and restricted cash	(913,186)	5,871,747

Cash and restricted cash - Beginning of period	2,705,730	2,713,166

Cash and restricted cash - End of period	$1,792,544	$8,584,913

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$2,062,982	$1,845,198

Classification of Cash and Restricted Cash
Cash	$1,604,086	$8,263,307
Restricted cash - funded reserves	188,458	321,606
Total cash and restricted cash	$1,792,544	$8,584,913

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies

Description of Business - On September 14, 2015, GK Investment Holdings, LLC (“GKIH” and/or the “Company”), a Delaware limited liability company was formed with the intent to acquire existing income producing commercial rental properties for the purpose of holding and operating such properties, and if the need arises, to redevelop the rental properties for an alternative use other than intended when originally acquired. However, GKIH is permitted to transact in any lawful business in addition to that stated above. GKIH anticipates funding acquisitions in part, by offering to investors the opportunity to purchase up to a maximum of $50,000,000 of Bonds of which $33,007,000 were sold as of June 30, 2020 and December 31, 2019, respectively (Note 7). The Bonds are unsecured indebtedness of GKIH.

The Company has two classes of units, Class A Units and Class B Units. Fourteen individuals, or the Class A Members, hold all the Class A Units. Four entities, or the Class B Members, hold all the Class B Units. Currently, Class A Units and Class B Units each constitute 50% of the outstanding membership units and voting power, respectively, each a Membership Interest. The members of GKIH have limited liability. Pursuant to the terms of the Limited Liability Company Operating Agreement (the “Agreement”), the Company will exist in perpetuity unless terminated as defined in the Agreement. The Company is managed by GK Development, Inc. (the “Manager” and “Sponsor of the bonds”), an affiliate under common control of one of the members of GKIH.

On October 22, 2015, Lake Mead Parent, LLC (“LM Parent”) and Lake Mead Development, LLC (“LM Development”), both Delaware limited liability companies were formed and on October 22, 2015, Lake Mead Partners, LLC (“LM Partners”), a Delaware limited liability company was formed and 100% of LM Partners is owned by LM Parent. On October 21, 2016, 2700 Ygnacio Partners, LLC (“Ygnacio”), a Delaware limited liability company was formed. On May 31, 2019, GK Clearwater LA Fitness, LLC (“Clearwater”), an Illinois limited liability company was formed. LM Parent, LM Development, Ygnacio and Clearwater are 100% owned by GKIH.

The Company’s wholly-owned subsidiaries as of June 30, 2020, are as follows:

LM Parent – 100% owned by GKIH; owns 100% of LM Partners;

LM Development – 100% owned by GKIH;

Ygnacio – 100% owned by GKIH;

Clearwater – 100% owned by GKIH

LM Partners and LM Development were formed to acquire, own, and operate a retail power center known as Lake Mead Crossing, located in Henderson, Nevada ("Lake Mead Crossings"). Lake Mead Crossings was purchased on November 12, 2015. Prior to the purchase of Lake Mead Crossings, GKIH had no activity. Ygnacio was formed to acquire a three-story Class A office building located at the corner of North Via Monte and Ygnacio Road in Walnut Creek, California. Ygnacio was purchased on January 30, 2017. Clearwater was formed to acquire a two-story retail building located in Oak Brook, Illinois. Clearwater was purchased on July 9, 2019. Collectively, the real estate owned by these entities are referred to as the “Properties”.

Going Concern Considerations: Impact of Disease Outbreak and Management’s Plans

On March 11, 2020, the World Health Organization declared the outbreak of a respiratory disease caused by a new coronavirus as a “pandemic”. First identified in late 2019 and known now as COVID-19, the outbreak has impacted hundreds of thousands of individuals worldwide. In response, many countries have implemented measures to combat the outbreak which have impacted global business operations. No impairments were recorded as of the balance sheet date as of June 30, 2020, however, due to significant uncertainty surrounding the situation, management's judgment regarding this could change in the future.

Management believes the accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”), which contemplate continuation of the Company as a going concern. The Company has an accumulated deficit of $9,608,334 and $7,897,040 at June 30, 2020 and December 31, 2019, respectively.

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

As a result of the pandemic, national and state governmental mandated retail and office tenants to shut down or have had their operations severely restricted. These actions have significantly impacted the tenants’ ability to remit rental income payments to the Company. At the Clearwater property, only the first three months of rental income has been collected (in the amount of $367,000) and approximately $581,000 remains outstanding as of report date, however, as of July 1, 2020 the tenant resumed paying rent. As a result, the Company has moved to mitigate the cash flow shortage by actively working with their lenders to modify their note payable obligations, to waive covenant violations and to release restrictions on cash reserve balances. As of the report letter date, the Company has been successful in these negotiations (the note payable modifications are disclosed in Note 6) and there were no uncured or unwaived events of default present for the Company’s notes payable. Further, as disclosed in Note 2, the Ygnacio property was sold on July 25, 2020, resulting in net proceeds received by the Company of approximately $4,692,000.

In view of the matters described above, recoverability of a major portion of the recorded asset amounts shown in the accompanying June 30, 2020 consolidated balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company’s ability to meet its financing requirements on a continuing basis, to maintain present financing, and to generate cash from future operations.

These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

Allocation of Profits and Losses - Profits or losses from operations of the Company are allocated to the members of GKIH in their ownership percentages. Gains and losses from the sale, exchange, or other disposition of Company property are allocated to the members of GKIH in their ownership percentages.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant material intercompany accounts and transactions have been eliminated in the consolidation.

Basis of Accounting - The Company maintains its accounting records and prepares its consolidated financial statements on an accrual basis, which is in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Classification of Assets and Liabilities - The financial affairs of the Company generally do not involve a business cycle since the realization of assets and the liquidation of liabilities are usually dependent on the Company’s circumstances. Accordingly, the classification of current assets and current liabilities is not considered appropriate and has been omitted from the consolidated balance sheets.

Estimates - The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments - Our financial instruments consist of cash, funded reserves, short-term trade receivables, notes payable and bonds payable. The carrying values of cash, funded reserves, and short-term receivables approximate their fair value due to their short-term maturities. The carrying value of the notes payable and bonds payable approximates their fair value based on interest rates currently obtainable.

Cash and Restricted Cash - The Company maintains cash and restricted cash balances in federally insured financial institutions that, from time to time, exceed the Federal Deposit Insurance Corporation limits. The Company believes that they are not exposed to any significant credit risk on its cash and restricted cash. Restricted cash consists of tenant improvement/lease commission reserves and bond service reserves.

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Restricted Cash – Funded Reserves – Funded reserves consist of (a) funds required to be maintained under the terms of the various loan agreements, which reserves have been pledged as additional collateral for those loans requiring funds to be reserved and (b) bond service reserve to be maintained under the bond indenture agreement for a period of twenty-four months commencing from the first bond closing date (October 17, 2016).

Revenues from Rental Properties - Revenues from rental properties are comprised of minimum base rent, percentage rent, lease termination fee income, amortization of above-market and below-market rent adjustments and straight-line rent adjustments. These leases may contain extension and termination options that are predominately at the discretion of the tenant, provided certain conditions are satisfied.

●
Base rental revenues from rental properties are recognized on a straight-line basis over the terms of the related leases.
●
Certain of these leases also provide for percentage rents based upon the level of sales achieved by the lessee.  We recognize this variable lease consideration only when each tenant’s sales exceed the applicable sales threshold.
●
We amortize any tenant inducements as a reduction of revenue utilizing the straight-line method over the term of the related lease or occupancy term of the tenant, if shorter.
●
Rental income may also include payments received in connection with lease termination agreements.  Lease termination fee income is recognized when the lessee provides consideration in order to terminate a lease agreement in place.
●
Upon acquisition of real estate operating properties, the Company estimates the fair value of identified intangible assets and liabilities (including above-market and below-market leases, where applicable). The capitalized above-market or below-market intangible is amortized or accreted to rental income over the estimated remaining term of the respective leases.

Rental income is recorded for the period of occupancy using the effective monthly rent, which is the average monthly rental during the term of the lease. Accordingly, rental income is recognized ratably over the term of the respective leases, inclusive of leases which provide for scheduled rent increases and rental concessions. The difference between rental revenue earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable on the accompanying consolidated balance sheets. Rents received in advance are deferred until they become due and are recorded as prepaid rent in the accompanying consolidated balance sheets.

Additionally, during the term of their respective leases, tenants pay either (i) their pro rata share of real estate taxes, insurance, and other operating expenses (as defined in the underlying lease agreement), or (ii) a fixed rate for recoveries. For most of our leases, we receive a fixed payment from the tenant for these reimbursed expenses, which is recognized as revenue on a straight-line basis over the term of the lease. We accrue reimbursements from tenants for recoverable portions of all of these expenses as variable lease consideration in the period the applicable expenditures are incurred. We recognize differences between estimated recoveries and the final billed amounts in the subsequent year. These differences were not material in any period presented.

Accounts Receivable Tenants and Allowance for Doubtful Accounts – Tenant receivables are comprised of billed, but uncollected amounts due for monthly rent and other charges required pursuant to existing rental lease agreements. An allowance for doubtful accounts is recorded when a tenant’s receivable is not expected to be collected. A bad debt expense is charged when a tenant vacates a space with a remaining unpaid balance. At June 30, 2020 and December 2019, no amounts were reserved for as an allowance for doubtful accounts. In the event a bad debt expense is recorded such amount would be presented net with income related to leases on the accompanying consolidated statements of operations. There was no bad debt expense recorded for the six-month periods ending June 30, 2020 or 2019.

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Assets Held for Sale – The Company may decide to sell properties that are held for use. The Company records these properties as held for sale when management has committed to a plan to sell the assets, actively seeks a buyer for the assets, and the consummation of the sale is considered probable and is expected within one year. Properties classified as held for sale are reported at the lower of their carrying value or their fair value, less estimated costs to sell. When the carrying value exceeds the fair value, less estimated costs to sell an impairment charge is recognized. The Company estimates fair value, less estimated closing costs based on similar real estate sales transactions. These valuation assumptions are based on the three-level valuation hierarchy for fair value measurement and represent Level 3 inputs. Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. No impairment charges were recorded for the six-month periods ending June 30, 2020 or 2019.

Lease Intangible Assets and Liabilities – GAAP requires intangible assets and liabilities to be recognized apart from goodwill if they arise from contractual or other legal rights (regardless of whether those rights are transferrable or separable from the acquired entity or from other rights and obligations).

Upon the acquisition of the Properties, the Company recorded above and below-market leases based on the present value (using an interest rate which reflected the risks associated with the leases acquired) of the difference between (a) the contractual amounts to be paid pursuant to the in-place leases and (b) the Company estimates of fair market lease rates for the corresponding in-place leases measured over a period equal to the remaining non-cancelable term of the lease. Management’s determination of the relative fair values of the leases, relied in part, upon independent third-party valuation reports. These assets and liabilities are being amortized or accreted on a straight-line basis over the remaining life of the respective tenant leases and the amortization or accretion is being recorded as an adjustment to rental income, on the accompanying consolidated statements of operations.

Upon the acquisition of the Properties, the Company estimated the value of acquired leasing commissions as the costs the Company would have incurred to lease the Properties to its occupancy level at the date each Property was acquired. Such estimate, which is included in lease intangibles on the accompanying consolidated balance sheets, includes the fair value of leasing commissions, legal costs and other third-party costs that would be incurred to lease the Properties to the level at the date of the acquisition. Such costs are being amortized on a straight-line basis over the remaining life of the respective tenant leases and the amortization is being recorded in depreciation and amortization expense on the accompanying consolidated statements of operations.

Additionally, the Company estimated the value of acquired in-place lease costs as the costs the Company would have incurred to lease the Properties to its occupancy level at the date of acquisition by evaluating the period over which such occupancy level would be achieved and included an estimate of the net operating costs incurred during lease up. In-place lease costs, which are included in lease intangibles on the accompanying consolidated balance sheets, are being amortized on a straight-line basis over the remaining life of the respective tenant leases and the amortization is being recorded in depreciation and amortization expense on the accompanying consolidated statements of operations.

Impairment of Assets - The Company reviews the recoverability of long-lived assets including buildings, equipment, and other intangible assets, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the expected future pretax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between the estimated fair value and the carrying value. The measurement of impairment requires management to make estimates of these cash flows related to long lived assets, as well as other fair value determinations. The Company does not believe that there are any events or circumstances indicating impairment of its investments in the rental properties and related long lived assets as of June 30, 2020 and December 31, 2019.

Debt Issuance Costs and Debt Discounts – Debt issuance costs represent fees and other third-party costs associated with obtaining financing for the rental properties. Debt discounts are specifically related to additional amounts due under the agreements with GKSI IV, LLC (Note 6) related to the financing of the Lake Mead property. Collectively, these costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the respective agreements. Debt issuance costs and debt discounts are presented on the consolidated balance sheets as a direct reduction from the carrying amount of the notes payable. Unamortized costs are expensed when the associated notes payable are refinanced or repaid before maturity. Amortization expense is included in interest expense on the accompanying consolidated statements of operations.

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Bond Issuance Costs and Bond Discounts – Bond issuance costs represent underwriting compensation and offering costs and expenses associated with selling the bonds. Bond discounts are a volume-weighted discount (three to five percent) dependent on how many bonds are purchased. Both of these costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the bonds. Bond issuance and bond discount costs are presented on the consolidated balance sheets as a direct reduction from the carrying amount of the bond liability. Unamortized bond issue and bond discount costs will be expensed if the bonds are repaid before maturity (September 30, 2022). Amortization expense is included in interest expense on the accompanying consolidated statements of operations.

Deferred Leasing Costs – Deferred leasing costs represent leasing commissions, legal fees and other third-party costs associated with obtaining tenants for the rental properties. These costs are amortized on a straight-line basis over the terms of the respective leases. Amortization expense is included in depreciation and amortization expense on the accompanying consolidated statements of operations.

Income Taxes - The Company’s wholly owned subsidiaries are treated as disregarded entities and are treated as a component of GKIH for federal income tax reporting purposes. GKIH is treated as a partnership for federal income tax purposes and consequently, federal income taxes are not payable or provided for by the Company. Members of GKIH are taxed individually on their pro-rata ownership share of the Company’s earnings.

GAAP basis of accounting requires management to evaluate tax positions taken by the Company and to disclose a tax liability (or asset) if the Company has taken uncertain positions that more than likely than not would not be sustained upon examination by the Internal Revenue Service or other tax authorities. Management has analyzed the tax positions taken by the Company and has concluded that as of June 30, 2020 and December 31, 2019, there were no uncertain tax positions taken or expected to be taken that would require disclosure in the consolidated financial statements.

Changes in Accounting Policies - On January 1, 2019, the Company adopted Accounting Standards Update (“ASU”) 2016-02, “Leases (Topic 842)” which results in lessees recognizing most leased assets and corresponding lease liabilities on the balance sheet. Lessor accounting remains substantially similar to previous accounting, however, certain refinements were made to conform the standard with the recently issued revenue recognition guidance in ASU 2014-09 “Revenue from Contracts with Customers”, specifically related to the allocation and recognition of contract consideration earned from lease and non-lease revenue components. ASC 842 also limits the capitalization of leasing costs to initial indirect costs.

Further, the guidance requires (i) lease-related revenues to be presented in a single line item rather than the current presentation which separates them between “rental income” and “tenant recovery income” on the consolidated statements of operations and other comprehensive (loss) income and (ii) bad debt expense to be presented as an adjustment to revenue rather than the current presentation within “operating expenses” on the consolidated statements of operations and other comprehensive (loss) income. The standard also requires that lessors expense, on an as-incurred basis, certain indirect initial costs that are not incremental in negotiating a lease. Under existing standards, certain of these costs are capitalized and therefore this new standard may result in certain of these costs being expensed as incurred after adoption.

On January 1, 2019, we began recognizing consideration received from fixed common area maintenance arrangements on a straight-line basis as this consideration is attributed to the lease component. Incremental direct leasing costs may be capitalized under the new guidance, which is consistent with our existing policies. We have adopted the package of three practical expedients. With regards to the presentation of revenue, the Company has presented income related to leases as a single line item, net of bad debt expense, on the consolidated statements of operations.

Subsequent Events - The consolidated financial statements and related disclosures include evaluation of events up through and including October 2, 2020, which is the date the consolidated financial statements were available to be issued.

Note 2 - Rental Properties and Assets Held for Sale

Rental properties and depreciable lives (excluding amounts associated with assets held for sale) are summarized as follows:

	Depreciable Life - Years	June 30, 2020	December 31, 2019

Land	-	$16,857,082	$16,857,082
Land Improvements	10	2,490,252	2,490,252
Building and improvements	35 - 40	34,510,018	34,510,018
Tenant Improvements	(a)	1,648,697	1,654,251
Total cost		55,506,049	55,511,603

Accumulated depreciation		4,962,337	4,325,265

Net rental properties		$50,543,712	$51,186,338

(a) Depreciated over the lesser of the lease term or economic life.

Total depreciation charged to operations amounted to $642,626 and $637,082 for the six-month periods ended June 30, 2020 and 2019, respectively.

As of December 31, 2019, management determined that the Ygnacio rental property met the appropriate criteria to be classified on the consolidated balance sheet as “held for sale” as management was in discussions with a potential buyer of the property. At that point, depreciation ceased. On January 10, 2020, the property went under contract. The Ygnacio rental property had net losses of $337,353 recognized for the six-month period ending June 30, 2020.

On July 25, 2020, the Company sold the property for $15,700,000 and the net proceeds were used to repay the mortgage note payable in the approximate amount of $10,427,000, accrued interest of $30,000 and a prepayment penalty of $104,000. Net proceeds of approximately $4,692,000 were received by the Company, after satisfaction of closing costs and prorations. Included in the closing costs was a disposition fee paid to GK Development, Inc. of $314,000. The Company will recognize a gain of approximately $3,429,000 from the sale in July 2020.

As of June 30, 2020 and December 31, 2019, assets held for sale and associated liabilities, consisted of the following:

	June 30, 2020	December 31, 2019
Rental property, net	$11,972,654	$11,972,654
Accounts receivable - tenants	278	14,606
Deferred rent receivable	3,929	92,573
Deferred leasing costs - Net	219,619	219,619
Lease intangibles - Net	46,443	46,443
Other assets	23,565	12,608

Total assets held for sale	$12,266,488	$12,358,503

Notes payable - Net	$10,286,467	$10,402,806
Lease intangibles - Net	9,424	9,424
Other accrued liabilities	69,586	124,274
Other liabilities	263,460	85,380
Total liabilities associated with assets held for sale	$10,628,937	$10,621,884

Note 3 – Deferred Leasing Costs

Deferred leasing costs (excluding amounts associated with assets held for sale) are summarized of follows:

	Basis of Amortization	June 30, 2020	December 31, 2019

Lease commissions	Lease terms	$1,121,061	$1,416,765

Accumulated amortization		420,008	619,802

Deferred leasing costs - net		$701,053	$796,963

Total amortization expense charged to operations amounted to $95,909 and $133,242 for the six-month periods ended June 30, 2020 and 2019, respectively.

As of December 31, 2019, management determined that the Ygnacio rental property met the appropriate criteria to be classified on the consolidated balance sheet as “held for sale”. At that point, the related amortization ceased.

Note 4 - Lease Intangibles

Lease intangible assets (excluding amounts associated with assets held for sale) are summarized as follows:

	June 30, 2020	December 31, 2019

Above-market leases	$513,705	$1,423,449
In-place leases	3,087,840	4,618,932
	3,601,545	6,042,381

Accumulated amortization
Above-market leases	89,341	954,415
In-place leases	1,336,918	2,669,697
	1,426,259	3,624,112

Lease intangible assets - net	$2,175,286	$2,418,269

Note 4 - Lease Intangibles (continued)

Total amortization expense attributable to above-market leases, which is recorded as a reduction in minimum rent revenue, amounted to $44,670 and $132,648 for the six-month periods ending June 30, 2020 and 2019, respectively. Total amortization expense, attributable to in-place leases amounted to $198,314 and $491,894 for the six-month periods ending June 30, 2020 and 2019, respectively. Such amounts are included in depreciation and amortization on the accompanying statements of operations.

Future amortization for lease intangible assets (excluding amortization associated with assets held for sale) is as follows:

Years Ending December 31	In-place leases	Above-market leases	Total

2020 (remaining six months)	$185,104	$44,670	$229,774
2021	357,466	89,340	446,806
2022	347,443	89,340	436,783
2023	336,887	89,340	426,227
2024	336,887	89,340	426,227
Thereafter	187,135	22,334	209,469
Total	$1,750,922	$424,364	$2,175,286

Lease intangible liabilities (excluding amounts associated with assets held for sale) consisted of:

	June 30, 2020	December 31, 2019

Below market leases	$2,413,466	$2,591,202

Accumulated accretion	1,359,477	1,442,313

Lease intangible liabilities - net	$1,053,989	$1,148,889

Total accretion expense of below-market leases, reported as an increase in minimum rent revenue, amounted to $94,900 and $181,777 for the six-month periods ending June 30, 2020 and 2019, respectively.

Note 4 - Lease Intangibles (continued)

Future accretion income for lease intangible liabilities (excluding accretion associated with assets held for sale) is as follows:

Years Ending December 31	Total

2020 (remaining six months)	$82,105
2021	156,332
2022	151,601
2023	148,246
2024	148,246
Thereafter	367,459
Total	$1,053,989

As of December 31, 2019, management determined that the Ygnacio rental property met the appropriate criteria to be classified on the consolidated balance sheet as “held for sale”. At that point, the related amortization ceased.

Note 5 – Restricted Cash - Funded Reserves

Funded reserves are as follows:

Lake Mead Partners, LLC (“LM Partners”)
Tenant improvement reserves: These reserves are required as a condition precedent of the Nevada State Bank mortgage loan payable by LM Partners. On acquisition, an account was established to fund future leasing commissions and tenant improvements. The funds are released from escrow once approved by the lender. LM Partners is required to fund a monthly amount of $2,648 to this reserve account and the funded reserves have been pledged as additional collateral for the Nevada State Bank mortgage loan.

2700 Ygnacio, LLC (“Ygnacio”):
Tenant improvement/lease commission reserves: On acquisition, a reserve account in the amount of $500,000 was funded from the Mutual Bank of Omaha loan proceeds to be used to fund leasing commissions and tenant improvements approved by the lender. Ygnacio is not required to fund additional amounts into this reserve account. The funded reserves have been pledged as additional collateral for the Mutual Bank of Omaha mortgage loan. As of December 31, 2019, this reserve had been depleted and was not required to be replenished.

GK Investment Holdings, LLC:
Bond service reserves: These reserves are required pursuant to the Bond Indenture Agreement, which requires that 7% of the gross bond proceeds be placed into a reserve account held by the bond trustee. The bond service reserve may be used to pay the Company’s bond service obligations and any funds remaining in the bond service reserve on the second anniversary of the first bond closing date (October 17, 2016), will be released to the Company.

Note 5 – Restricted Cash - Funded Reserves (continued)

On April 30, 2019, the Company terminated the offering and as of such date of termination, is no longer required to maintain the bond service reserve. During 2019, the remaining funds were transferred and the account was closed.

Restricted cash - funded reserves consisted of:

	June 30, 2020	December 31, 2019

Tenant improvement/lease commission reserves	$188,458	$172,537

Note 6 - Notes Payable

Notes payable consisted of:

Lake Mead Partners, LLC (“LM Partners”)

Nevada State Bank

Concurrent with the acquisition of the rental property, LM Partners entered into a loan agreement with Nevada State Bank in the maximum amount of $30,000,000 of which $29,500,000 (“NP 1”) was funded on the acquisition of the rental property and the unfunded balance of $500,000 (“NP 2”) was funded into the tenant improvement reserve, to be used to fund leasing commissions and tenant improvements approved by the lender. NP 1 and NP 2 are collectively referred herein as (the “Notes”).

NP 1 bears interest at 4.00% per annum and, effective April 2017, is payable in monthly principal and interest payments of $141,904.

NP 2 bears interest at 4.00% per annum and is payable in monthly interest only payments through November 12, 2017 and thereafter, in monthly principal and interest payments of $2,789.

The Notes mature on November 12, 2025, at which time the outstanding principal balance is due. The Notes are secured by the rental property and a $9,707,203 guarantee by GK Development, Inc. The Notes may be entirely prepaid subject to a prepayment penalty equal to 1% of the amount prepaid during the first five years of the term of the loan (i.e., November 12, 2020). Thereafter, the Notes can be prepaid without a prepayment penalty. In addition, the Notes are subject to certain financial covenant measurements.

On May 7, 2020 the lender agreed to defer, but not waive or forgive, all principal payments for the moths of April, May and June 2020 in the total amount of $186,000. During the deferral period, the Company continued to make interest payments on the loan, and the deferred principal continued to accrue interest. In addition, the Company cannot make any member distributions until the deferred balance is paid in full, and a debt service coverage ratio of 1.25 to 1.0 is reached.

Note 6 - Notes Payable (continued)

GK Secured Income IV, LLC

Concurrent with the acquisition of the rental property, LM Partners entered into a loan agreement with GK Secured Income IV, LLC (“GKSI IV”), a related party, in the maximum amount of $10,500,000, allocated between LM Parent and LM Development (together, LM Partners, LM Parent and LM Development are referred to as “Lake Mead”). GKSI IV is managed by the Manager and the Sponsor of the Bonds. In January 2018, Lake Mead commenced repaying the GKSI IV loan out of bond proceeds and on January 4, 2019, the loan with GKSI IV was paid in full.

The loan bore interest at 8.00% per annum and required monthly interest only payments until maturity on November 12, 2018. The loan was collateralized by GKIH, LM Parent, and LM Development, granting GKSI IV a security interest in the right to receive dividends, distributions, and similar payments. Additionally, 25% of the outstanding principal balance was guaranteed by GK Development, Inc.

As a condition of the loan, the lender, GKSI IV, was obligated to pay a Yield Maintenance Fee to the Members of GKSI IV. In turn, Lake Mead was obligated to pay to GKSI IV an amount equal to such Yield Maintenance Fee on the Repayment Amount, which is defined as the Member’s unreturned capital contributions. In total, Lake Mead incurred $1,967,620 related to the Yield Maintenance Fee during 2018.

In addition, Lake Mead entered into a Distribution Agreement with GKSI IV, which provides that, in the event that GKSI IV has insufficient funds to pay in full the distributions provided for in GKSI IV’s operating agreement, Lake Mead shall pay the shortfall. When GKSI IV was formed, there was a variance of $1,492,735 between the amount raised by GKSI IV and the amount loaned to Lake Mead as a result of formation and syndication costs, i.e., the shortfall noted above.

During 2018, the Company repaid the Yield Maintenance Fee in the amount of $1,967,620 and amounts due under the Distribution Agreement in the amount of $1,414,601, and on January 4, 2019, a final payment of $78,134 was made under the terms of the Distribution Agreement. The Distribution Agreement between Lake Mead and GKSI IV also terminated upon this final payment.

Lake Mead Development, LLC (“LM Development”)

Barrington Bank & Trust Co., N.A.

Concurrent with the acquisition of the rental property by LM Development, LM Development entered into a mortgage loan agreement with Barrington Bank & Trust Co., N.A. in the original amount of $2,700,000. The loan bears interest at LIBOR plus a margin of 2.75%, for an effective interest rate of 2.92% and 4.46 % per annum at June 30, 2020 and December 31, 2019, respectively. Fixed monthly principal payments of $5,450 plus interest are required through maturity of the loan on November 12, 2022.

The loan is secured by the rental property and a personal guarantee by a member of GKIH. The loan may be entirely prepaid without a prepayment penalty. In addition, the mortgage loan payable is subject to certain financial covenant measurements.

2700 Ygnacio, LLC (“Ygnacio”)

Mutual of Omaha Bank

Concurrent with the acquisition of the rental property by Ygnacio, Ygnacio entered into a loan agreement with Mutual of Omaha Bank in the maximum amount of $11,325,000 of which $10,825,000 was used to fund the acquisition of the rental property and the balance of $500,000 was used to fund an account to be used to fund leasing commissions and tenant improvements approved by the lender.

The loan bears interest at 4.50% per annum and is payable in monthly principal and interest payments of $63,373. The loan is scheduled to mature on February 1, 2024, with an option to extend for an additional three-year period through February 1, 2027 at the mutual decision of both the borrower and lender, and at an interest rate to be set on or before December 3, 2023. The loan is secured by the rental property and a personal guarantee by an affiliate of one of GKIH’s members. The loan may be entirely prepaid subject to a prepayment penalty ranging from 0.5% to 2.0% of the amount prepaid during the first six years of the term of the loan (i.e., October 21, 2022). Thereafter, the loan can be prepaid without a prepayment penalty. In addition, the loan is subject to certain financial covenant measurements. On July 25, 2020 the Company sold the Property and the loan was repaid in its entirety with a portion of the proceeds.

Note 6 - Notes Payable (continued)

GK Clearwater LA Fitness, LLC (“Clearwater”)

KeyBank

Concurrent with the acquisition of the rental property by Clearwater, Clearwater, along with an affiliated company of the Manager, entered into a loan agreement with KeyBank in the maximum amount of $12,902,000 of which $9,302,142 was used to fund the acquisition of the rental property.

The loan bears interest at the adjusted daily LIBOR, as defined. Payments of interest only are due through July 10, 2020, at which time monthly principal payments of $16,393 plus interest are due through the maturity date, at which time all unpaid principal and interest is due. The loan matures on July 9, 2022. The loan is secured by the rental property of Clearwater, as well as the rental property acquired by the affiliated company of the Manager, and a limited recourse guarantee of an individual related to the Manager. In addition, the loan is subject to certain financial covenant measurements.

On May 1, 2020 the lender agreed to defer, but not waive or forgive, all interest and principal payments during the time period commencing on May 1, 2020 and continuing up to and including July 31, 2020. The deferred interest will be added to the outstanding principal balance of the loan and paid off by the maturity date of July 9, 2022.

As of October 2, 2020, there were no uncured or unwaived events of default present for the Company’s notes payable.

Notes payable are summarized as follows:

	June 30, 2020	December 31, 2019

Nevada State Bank (NP 1)	$23,803,877	$23,983,926
Nevada State Bank (NP 2)	464,131	471,340
Barrington Bank & Trust Co. N.A.	2,405,700	2,438,400
Mutual of Omaha Bank	10,451,051	10,590,355
KeyBank	9,381,060	9,302,142

Total Notes payable, including assets held for sale	46,505,819	46,786,163
Less: Notes payable on assets held for sale	(10,451,051)	(10,590,355)
Total Notes payable	$36,054,768	$36,195,808

	Basis of Amortization	June 30, 2020	December 31, 2019
	Straight-line
	over
Debt issuance costs	loan terms	$1,549,811	$1,553,811

Less: Accumulated amortization		692,331	573,356

Debt issuance costs, including assets held for sale - net		857,480	980,455
Less debt issuance costs on assets held for sale - net		164,584	187,549
Total debt issuance costs - net		$692,896	$792,906

Notes payable - Net		$35,361,872	$35,402,902

Note 6 – Notes Payable (continued)

Total amortization expense of debt issuance costs charged to operations amounted to $122,975 and $72,543 for the six-month periods ending June 30, 2020 and 2019, respectively. Such amounts have been included in interest expense on the accompanying consolidated statements of operations. Interest expense for the six-month periods ending June 30, 2020 and 2019 was $943,738 and $817,510, respectively, of which $143,159 and $92,288 was incurred but not paid as of the six-month periods ending June 30, 2020 and 2019, respectively.

Future minimum principal payments are as follows, excluding notes payable on assets held for sale, are as follows:

Years Ending December 31
Total
2020 (remaining six months)	$1,075,808
2021	1,054,653
2022	12,218,877
2023	856,491
2024	872,311
Thereafter	19,976,628
Total	$36,054,768

Note 7 – Bonds Payable

The Company had offered 7% unsecured bonds at a purchase price of $1,000 per bond. The bonds, which bear interest at a fixed rate of 7% per annum, will mature on September 30, 2022.

The bonds are issued under an Indenture Trust Agreement with UMB Bank as the trustee. The Indenture Trust Agreement places certain financial covenants on the Company.

Prepayment penalties for calling the bonds early are as follows: (a) 1.02 times the price to the public ($1,000 per bond) if redeemed on or before September 30, 2019; (b) 1.0015 times the price to the public ($1,000 per bond) if redeemed on or after September 30, 2019 but on or before September 30, 2020; and (b) 1.001 times the price to the public ($1,000 per bond) if redeemed on or after September 30, 2020 but on or before September 30, 2021. See Note 9 for specific amounts payable to GK Development, Inc., a related party, as sponsor of the bonds.

As of June 20, 2018, the Company started a “Volume-Weighted Discount” to the public. The discount ranges from three to five percent depending on the volume of the bonds. The bonds shall continue to be denominated in $1,000 increments. Any discounts applied will reduce net proceeds to the Company.

On January 15, 2019, the Company adopted a “Bond Redemption Plan” which consists of 1) optional bond redemption and 2) death and disability redemption. For both redemption options, the bondholder must provide written notice and must request redemption of at least 50% of their bond holdings. Once a redemption request has been made, the Company has 120 days to redeem the bonds. In the event of an optional redemption, the price per bond is equal to $850 plus any accrued but unpaid interest.

In the event of a death and disability redemption, and if the redemption is being made from the original purchaser of the bonds, the price per bond is equal to the price paid per bond; for all other persons seeking redemption, the price per bond is equal to $1,000. Both redemption options are subject to a redemption period of three calendar months. During the redemption periods, only 3.75% and 1.25% of the aggregate principal amounts of bonds outstanding can be redeemed for the optional redemption and death and disability redemption, respectively. For both redemption options, cash available for the redemptions is limited to available cash flows from operations or proceeds from the sale of assets.

On April 30, 2019, the Company terminated the offering and as of such date of termination, had sold $33,421,000 of bonds. During the six-month period ending June 30, 2020, no offerings or redemptions were made. During the year ending December 31, 2019, the Company redeemed $414,000 of bonds.

Note 7 – Bonds Payable (continued)

Bonds payable are summarized as follows:

	June 30, 2020	December 31, 2019

Bonds Payable	$33,007,000	$33,007,000

	Basis of Amortization
	Straight-line
Bond issuance costs	over	$3,182,377	$3,182,379
Bond discount	bond terms	1,031,080	1,031,078
Subtotal		4,213,457	4,213,457

Less: Accumulated amortization		1,787,117	1,280,158

Deferred bond issuance costs - net		2,426,340	2,933,299

Bonds payable - net		$30,580,660	$30,073,701

Total amortization expense of bond issuance costs and bond discount charged to operations amounted to $506,958 and $418,008 for the six-month periods ending June 30, 2020 and 2019. Such amounts have been included in interest expense on the accompanying consolidated statements of operations. Interest expense for the six-month periods ending June 30, 2020 and 2019 was $1,155,121 and $1,027,688 respectively, of which $97,987 and $98,977 was incurred but not paid as of the six-month periods ending June 30, 2020 and 2019, respectively.

Note 8 - Operating Leases

The rental properties have entered into leases with tenants which are classified as operating leases.

Lease income under operating leases includes fixed minimum consideration and fixed CAM reimbursements which are accrued on a straight-line basis over the terms of the leases. Variable lease income includes consideration based on sales, as well as reimbursements for real estate taxes, utilities, marketing, and certain other items.

	June 30, 2020	June 30,2019
Fixed lease income	$2,592,185	$2,781,851
Variable lease income	304,657	223,975
Total lease revenues	$2,896,842	$3,005,826

Note 8 - Operating Leases  (continued)

Approximate minimum base rentals to be received under these operating leases (excluding assets held for sale) are as follows:

Years Ending December 31	Total

2020 (remaining six months)	$2,220,000
2021	4,158,000
2022	3,890,000
2023	3,420,000
2024	2,757,000
Thereafter	1,425,000
Total	$17,870,000

Several leases contain provisions for the tenants to pay additional rent to cover a portion of the Property's real estate taxes and defined operating expenses.

Lake Mead Partners, LLC

As of December 31, 2019, four tenants currently occupy 68.96% of the portion of the retail power center owned by LM Partners, representing approximately 28.77% of the future minimum base rental revenue under leases expiring on various dates between 2021 and 2025. These same tenants account for 29.11% and 31.31% of the base minimum rents for the six-month periods ending June 30, 2020 and 2019, respectively.

Lake Mead Development, LLC

As of December 31, 2019, two tenants currently occupy 100% of the portion of the power center owned by LM Development, representing approximately 12.31% of the future minimum base rental revenue under leases expiring on various dates between 2022 and 2023. These same tenants account for 8.56% and 7.58% of the base minimum rents for the six-month periods ending June 30, 2020 and 2019, respectively.

2700 Ygnacio, LLC

As of December 31, 2019, four tenants currently occupy 56.02% of the portion of the office building owned by Ygnacio, representing approximately 5.50% of the future minimum base rental revenue under leases expiring on various dates between 2021 and 2025. These same tenants account for 8.1% and 24.89% of the base minimum rents for the six-month periods ending June 30, 2020 and 2019, respectively.

However, on July 25, 2020, the Company sold the Property and as such the Properties’ future minimum rental revenue is not included in the schedule above. Management determined that the Ygnacio rental property met the appropriate criteria to be classified on the consolidated balance sheet as “held for sale”.

GK Clearwater LA Fitness, LLC

As of December 31, 2019, one tenant currently occupies 100% of the portion of the retail center owned by Clearwater, representing approximately 35.58% of the future minimum base rental revenue under a lease expiring in 2025. This tenant accounts for 26.29% of the base minimum rents for the six-month period ending June 30, 2020.

Note 9 - Related Party Transactions

The Properties are managed by GK Development, Inc. under management agreements that provide for property management fees equal to 3% of gross monthly revenue collected for Lake Mead Crossings and 5% of gross monthly revenue collected for Ygnacio and Clearwater). In addition to these management services, GK Development, Inc. also provides services relating to the acquisition and disposition of real estate property and tenant leasing.

GK Development, Inc. is responsible for promoting the sale of the bonds and is entitled to receive a fee equal to 1.88% of the $50,000,000 gross bond proceeds received up to $940,000. In addition, GK Development is entitled to receive a reimbursement of organization and offering expenses equal to 0.55% of the $50,000,000 gross bond proceeds received up to $275,000 and a reimbursement of Blue-Sky filing fees equal to 0.15% of the $50,000,000 gross bond proceeds received up to $75,000. In the aggregate, GK Development, Inc. is entitled to receive 2.58% of the gross bond proceeds received.

With respect to related parties, amounts incurred consisted of the following:

	Six Months Ended	Six Months Ended
	June 30, 2020	June 30, 2019
GK Development, Inc.
Management fees (3% or 5% of gross collections)	$110,146	$104,178
Leasing commissions - capitalized	-	188,474
Reimbursed expenses	31,959	-
Bond issuance costs	-	222,302
	$142,105	$514,954

At June 30, 2020 and December 31, 2019, $28,593 and $20,544, respectively, was owed to GK Development, Inc., and is included in other liabilities on the accompanying consolidated balance sheets, related to management fees and reimbursements due to GK Development, Inc.

At June 30, 2020, $152,932 was due to GK Development, Inc. from 2700 Ygnacio, and is included in liabilities associated with assets held for sale on the accompanying consolidated balance sheets, related to management fees and reimbursements due to GK Development, Inc.

Note 10 – Asset Acquisition of Rental Property

On July 9, 2019, the Company, through Clearwater, entered into an assignment of Purchase and Sale Agreement (“Assignment”), with GK Development, Inc., the Company’s Manager, and Sponsor, pursuant to which GK Development, Inc. assigned to Clearwater that certain purchase and sale agreement, as amended, to acquire a two-story, retail building located in Oak Brook, Illinois. The acquisition closed on July 9, 2019 for a purchase price of $15,203,540 (net of prorations). The primary reason for the acquisition was to realize the economic benefit of owning and operating a retail building. The results from the acquisition have been included in the accompanying consolidated financial statements since that date.

The following table summarizes the allocation of the assets and liabilities acquired at the date of acquisition:

Land and land improvements	$1,611,981
Rental property and improvements	11,120,690
Leasing commissions	440,782
Above-market leases	513,705
In-place leases	1,516,382
Net cash consideration	$15,203,540

The following table summarizes the consideration transferred for the acquisition:

Cash	$6,178,383
Note payable obtained - net of debt issuance costs	8,998,344
Closing prorations	26,812
Fair value of consideration paid	$15,203,540

Acquisition costs attributable to the acquisition of Clearwater, which include acquisition fees and other closing fees totaled $353,665 for the year ended December 31, 2019. Such costs have been capitalized and included in rental properties on the accompanying consolidated balance sheets.

The fair value of total identifiable net assets acquired was determined with the assistance of a third-party appraiser using the income approach methodology of valuation. The income approach methodology utilizes the remaining non-cancelable lease terms as defined in lease agreements, market rental data, and discount rates. This fair value is based relying heavily on market observable data such as rent comparables, sales comparables, and broker indications. The purchase price was allocated to the assets acquired based on their relative fair market value.

Item 4.   Exhibits

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of the Company, incorporated by reference to Exhibit (2)(a) to the Company’s Offering Statement on Form 1-A filed on December 23, 2015.

(2)(b)
Limited Liability Company Agreement of the Company, incorporated by reference to Exhibit (2)(b) to the Company’s First Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on February 18, 2016.

(3)(a)	Indenture between our company and the trustee, incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(3)(b)	First Supplemental Indenture between our company and the trustee, incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 1-U filed on November 22, 2016.

(3)(c)	Form of Unsecured Bond, incorporated by reference to Exhibit (3)(b) to the Company’s Fourth Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on September 22, 2016.

(4)	Subscription Agreement, incorporated by reference to Exhibit (4) to the Company’s Second Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on May 5, 2016.

(6)(a)	Forced Sale Agreement among our company, the trustee and 1551 Kingsbury Partners, L.L.C, incorporated by reference to Exhibit 6.3 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(b)
Forced Sale Agreement among our company, the trustee, and GKPI I Partners (Lakeview Square), LLC, incorporated by reference to Exhibit 6.4 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(c)	Forced Sale Agreement among our company, the trustee, and Garo Kholamian, incorporated by reference to Exhibit 6.5 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(d)	Loan Agreement between our company and 1551 Kingsbury Partners, L.L.C., incorporated by reference to Exhibit 6.6 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(e)	Loan Agreement between our company and Garo Kholamian, incorporated by reference to Exhibit 6.8 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(f)	Loan Agreement between our company and GKPI I Partners (Lakeview Square), LLC, incorporated by reference to Exhibit 6.7 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(8)
Subscription Escrow Agreement among our company, JCC Advisors, LLC and UMB Bank, National Association, incorporated by reference to Exhibit 6.2 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GK Investment Holdings, LLC, a Delaware limited liability company

By:	GK Development, Inc.,
an Illinois corporation, Manager

By:	/s/ Garo Kholamian
Name:	Garo Kholamian
Its:	Sole Director
Date:	October 5, 2020

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Garo Kholamian
Name:	Garo Kholamian
Its:	President of our manager (Principal Executive Officer)
Date:	October 5, 2020